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                              SUPER 8 MOTEL UPDATE


                         VOL. 17 NO. 4/JANUARY 31, 1998

                           SUPER 8 MOTELS NORTHWEST I

                               FOURTH QUARTER 1997


                                  NATIONAL NEWS

                PRESIDENT WELLER REPORTS ON 1997 ACCOMPLISHMENTS

In an open letter to franchisees in November, Super 8 Motels President Robert Weller states, "With our rapid growth in diverse geographic areas, our loyal guests are now able to find a Super 8 Motel almost anywhere they travel. With over 1,600 motels now in operation, we are well on our way to reaching yet another milestone with 100,000 rooms in the chain."

Weller also is quick to point out that while location is important to guests, so too are attractive and modern buildings, room decor, and friendly service. Due to the importance of both exterior and interior modernization, Super 8 continues to assist and place emphasis on continued renovation of many of the older facilities.

                      PROGRESS REPORT HFS PROJECT POWER UP

Investors will recall last quarter's announcement of the $75 million investment that HFS is now making in state-of-the-art computer systems for all Super 8 Motels in the system.

A 20-week Phase One installation and training period commenced in January of this year. Systems are being installed at a rate of about 25 properties per week. Hardware, software, installation, and training are being closely monitored and refined where necessary.

In April, 1998, an accelerated schedule calls for 100 installations per week. Target date for completion of computer installation at all Super 8 Motels is July 1, 1999.

Details on the enhancements available through the new system are numerous and-include:

* Integration of inventory management with the central reservation system
* Improvement of yield management techniques and training
* On-line credit card processing
* Property-to-property direct reservations
* Usage of customer demographics for marketing and sales
* On-line training and operational manuals

Peninsula Management Northwest is currently negotiating with HFS to utilize one of our Northwest locations as a test site for installation, prior to the summer season of this year. Investors will be kept abreast of the project's results in subsequent newsletters.
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                         INTERNET SITE INTEREST GROWING
                                 www.super8.com

Super 8 guests and potential customers continue to discover and utilize the website introduced in 1996. During the fourth quarter of 1997, over 471,000 visited the site, an increase of 2048% compared to the same time period in 1996. Though this expanded usage is notable, the national marketing department projects that these numbers will triple or even quadruple in the spring of 1998, as travelers start mapping out their summer vacation lodging needs.

                                  REGIONAL NEWS

           WOODBURN, OREGON GRAND OPENING SIGNALS ROSEBURG DEVELOPMENT

After a successful November 21, 1997 Grand Opening for the Woodburn, Oregon Super 8 Motel, development efforts are now being focused in the direction of The Peninsula Group's Roseburg, Oregon site.

This site is at a highly visible location at a newly constructed I-5 interchange, located at the north end of the city of Roseburg. As site work is still in the preliminary stages, an actual construction start date- and hence a projected opening- will be announced in the April, 1998, edition of the Update. The project consists of an 88-room Super 8 Motel with pool, spa, elevator and conference room, as well as development pads for a family-style restaurant and fuel/food mart.

               PENINSULA MANAGEMENT NORTHWEST 1998 MOTEL BUSINESS
                      PLANS APPROVED BY BOARD OF DIRECTORS

Throughout the entire fourth quarter, all motel general managers, regional managers, and divisional heads conducted individual market studies in preparation for the 1998 motel business plans and budgets. Further, detailed appraisals of past operational programs, marketing campaigns, and personnel systems were written, as were finite inventories and inspections each motel's physical plant.

This preparation resulted in a complete 1998 Motel Operations Plan for each of the 26 motels operated by Peninsula Management Northwest, which plan was edited by the general manager in conjunction with his or her regional manager. Included are monthly guides and budgets for:

                  Staffing                  Marketing
                  Advertising               Training
                  Outside Sales             Maintenance
                  Renovation                Quality Assurance
                  VIP Sales                 Inventory
                  Wage Scales               Incentive Plans
                  Guest Satisfaction & Retention

The focus on the planning process is viewed by management as an important first step in maintaining and gaining our full share of the Northwest marketplace, in the face of ever increasing competition in the mid-tier budget motel industry. Management now turns its efforts during the first quarter of 1998 towards effective implementation of the plans at the local level, and to vigilant measuring of each program's success.
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The business plans were approved, in concept, by the Board of Directors on
December 22, with the understanding that monthly reviews will trigger action which adjusts or enhances plans towards the desired result.

                           SUPER 8 MOTELS NORTHWEST I

The SeaTac Super 8 Motel ended the year with a 65.1% overall occupancy and within 1% of 1996. However, average daily rate increased by $2.82, or 4.5%, from $62.46 to $65.28. Overall, room revenues increased by about $52,000, while other revenue increased slightly.

In Federal Way, the motel had a mixed fourth quarter occupancy and was not able to sustain its recovery. As a result, the property ended its year 5.6 occupancy points below 1997. Average daily room rate for the year was $45.62, or $1.38 above 1996. Overall, the property had a decrease in room revenues of about $61,000 compared to 1996. While these properties did not show the good growth that they had experienced in 1996, both finished the year with occupancies and average daily rates higher than the Super 8 national average.

The enclosed unaudited year-end financial statements show that Total Sales in the partnership increased by only $4,000 over 1996. In examining the various expense categories, you will note that Payroll and Related Expenses increased overall disproportionately to revenues, principally as a result of the minimum wage increase in Washington and the extremely tight labor market which tends to drive wages and salaries upward in order to attract qualified people. Supplies and Maintenance are lower because no major renovations were undertaken during 1997 at either property. Supplies and Maintenance will increase dramatically with the completion of the major renovation in Federal Way, which is scheduled to begin in February.

Other direct expenses include the costs of outside security services being hired for the Federal Way property as a result of several robberies during the summer, as well as some additional expenses for interim management at SeaTac during a manager change this past summer. The balance of the Expense categories, both Indirect and Administrative, remained pretty much in line.

The result is that on essentially flat revenues, Net Income rose to $1,078,968, or an increase of $107,000, principally as a result of the variance in the Supplies and Maintenance area. The cash position of the partnership remains strong. All accrued (but previously unpaid) management fees have been paid in full, and the partners' capital equity increased during 1997.

The fourth quarter 1997 distribution check is in the amount of $30.00 per partnership unit. This distribution equals a 12% annualized distribution for the quarter based upon your original capital contribution of $1,000 per unit. This check brings your total distributions for 1997 to $105.00 per partnership unit, or 10.5% per annum on each $1,000 invested.

You will find comparative occupancy and room rate charts enclosed, along with unaudited year-end financial statements. The CPA firm of Moss Adams is currently performing the 1997 year-end audit of the partnership books. It is not expected that there will be significant audit adjustments based upon the year-end audit. A copy of the audited statements will be sent to you, along with your first quarter 1998 statements, in the April 30, 1998 newsletter.
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Two items for your calendars:

1. You should receive your 1997 income tax information during the first several days in March. As always, it will be mailed not later than February
     28. Should you not receive your information within a few days after February 28, please call the corporate office at 360-943-8000. You only need to leave your name, partnership interest, and proper address with the receptionist and she will forward the information to the Investor Relations Administrator.

Please do not call for the information prior to the above noted date. The information is mailed to you immediately upon receipt from the tax preparer and we do not have the information before that date. Thank you for your help in this matter.

2.       The annual Partnership Informational Meetings will be held as follows-.

         DATE:             Tuesday, May 19, 1998
         TIME:             7:00 p.m.
         LOCATION:         SeaTac Super 8 Motel
                           3100 South 192nd
                           SeaTac, Washington

              -OR-

         DATE:             Thursday, May 21, 1998
         TIME:             8:00 p.m.
         LOCATION:         Portland Airport Super 8 Motel
                           11011 N.E. Holman
                           Portland, Oregon

Thank you for your continuing support. If you have travel plans coming up, be sure to THINK SUPER 8 and call 1-800-800-8000 for your room reservations at any Super 8 located in Canada and the United States.



          THE OFFICIAL PUBLICATION OF THE PENINSULA GROUP INCORPORATED
            7515 Terminal St. SW, Tumwater, WA 98501 / (360) 943-8000

            Owners and operators of America's finest economy lodging
                   serving 26 convenient Northwest locations:
  ALASKA: Anchorage - Fairbanks - Juneau - Ketchikan OREGON: Ashland - Bend - Corvallis - Grants Pass - Klamath Falls Portland International Airport - Redmond
- *Roseburg - Salem - Wilsonville - Woodburn WASHINGTON: Bremerton - Ellensburg
 - Federal Way Ferndale - Kelso - Kennewick - Moses Lake - Olympia/Lacey - Port Angeles - Sea-Tac International Airport - Walla Walla - Yakima
                                  *Coming soon